Exhibit 24

CONFIRMING STATEMENT

This Statement confirms that the undersigned, Mark V. Shoen, Manager of Clarendon Strategies, LLC (“Clarendon”) has authorized and designated Stuart M. Shoen to execute and file on Clarendon’s behalf all Forms 3, 4, and 5 (including any amendments thereto) that Clarendon may be required to file with the U.S. Securities and Exchange Commission as a result of the Clarendon’s ownership of or transactions in securities of AMERCO. The authority of Stuart M. Shoen under this Statement shall continue until Clarendon is no longer required to file Forms 3, 4, and 5 with regard to ownership of or transactions in securities of AMERCO, unless earlier revoked in writing. Clarendon acknowledges that Stuart M. Shoen is not assuming any of Clarendon’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: November 18, 2022

By:	/s/ Mark V. Shoen
Mark V. Shoen, Manager